PARTNERS JOHN ADEBIYI ♦ CHRISTOPHER W. BETTS WILL H. CAI ^ EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE *	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

September 30, 2016

Via EDGAR

Mr. J. Nolan McWilliams
Ms. Julie Griffith
Mr. Patrick Kuhn
Ms. Claire Erlanger
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                ZTO Express (Cayman) Inc. (CIK No. 0001677250)
Registration Statement on Form F-1

Dear Mr. McWilliams, Ms. Griffith, Mr. Kuhn and Ms. Erlanger:

On behalf of our client, ZTO Express (Cayman) Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on August 29, 2016.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 12, 2016. The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(e) Pro forma Information, page F-60

1.              We note your disclosure that pro forma earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016 were not presented because the effect of the conversion of the outstanding series A convertible redeemable preferred shares using a conversion ratio of one for one would have resulted in the pro forma net earnings per share greater than the historical net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016. Considering that you have net income in both of these periods and the conversion results in additional shares outstanding, it would appear that pro forma net earnings per share would be less than the historical net earnings per share not greater. Please tell us and clarify in your filing why the conversion of the outstanding series A convertible redeemable preferred shares results in the pro forma net earnings per share greater than the historical net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016.

The Company respectfully advises the Staff that in the calculation of pro forma earnings per share assuming the conversion of the outstanding Series A convertible redeemable preferred shares into ordinary shares, the effect of adding back the impact of change in redemption value of convertible redeemable preferred shares in computing income available to ordinary shareholders is determined to be anti-dilutive in accordance with ASC 260, Earnings per Share.

The calculation of pro forma earnings per share for both periods are as follows:

	For the year ended December 31, 2015	For the six months period ended June 30, 2016
	RMB (except for shares)	RMB (except for shares)
Numerator:
Net income attributable to ordinary shareholders	1,302,980,000	686,871,000
Add:
Change in redemption value for redeemable preferred shares	28,775,000	79,723,000
Net income attributable to ordinary shareholders in computing pro forma basic and diluted earnings per share	1,331,755,000	766,594,000

Shares (Denominator):
Weighted average ordinary shares outstanding—basic and diluted	599,373,273	613,901,657
Add:
Additional weighted average ordinary shares outstanding assuming preferred shares were converted at the beginning of period—basic and diluted	5,603,930	30,079,818
Total weighted average ordinary shares in computing pro forma basic and diluted earnings per share	604,977,203	643,981,575

Pro Forma earnings per share—basic and diluted	2.20	1.19

Historical earnings per share—basic and diluted	2.15	1.07

In response to the Staff’s comment, the Company has revised Note 2(e) to its unaudited condensed consolidated financial statements on page F-60 of the Registration Statement to expand the referenced disclosure.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Meisong Lai, Chairman and Chief Executive Officer, ZTO Express (Cayman) Inc.

Jianmin (James) Guo, Chief Financial Officer, ZTO Express (Cayman) Inc.

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP